HERITAGE WORLDWIDE INC.
337 AVENUE DE BRUXELLES
LA SEYNE-SUR-MER, FRANCE 83507
(011) (33) 494-109810

March 19, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

RE:          Heritage Worldwide, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Form 1O-Q for the Period Ended December 31, 2008
SEC File No. 0-28277

Dear Mr. Reynolds:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated March 10, 2009.  For your reference, we reproduced the comments from the Staff’s letter followed by our responses.

Item 3. Controls and Procedures, page 26

1.
We note your response to prior comment one of our letter dated February 6, 2009.  Management's effectiveness conclusion on page 26 of the Form 10-Q filed February 23, 2009 appears to be limited by the following language:  “in providing reasonable assurance that the information required to be disclosed in this report …”  Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective and eliminate any partial reference to the definition of disclosure controls and procedures.  See Rule 13a-15(e).  Please note that, because the definition of disclosure controls and procedures relates to the information required to be disclosed within the time periods specified in the Commission’s rules and forms – not just the information required in the form being filed – future filings should not limit or qualify the effectiveness conclusion to information “required to be disclosed in this report.”

Response:

In future filings, we will limit our conclusions to state simply whether the disclosure controls and procedures were effective and eliminate any partial reference to the definition of disclosure controls and procedures.  Additionally, we will not limit or qualify the effectiveness conclusion to information “required to be disclosed in this report.”

2.
In this regard, please confirm that the principal executive officer’s and the principal financial officer’s conclusions regarding the effectiveness as of June 30, 2008, September 30, 2008, and December 31, 2008 covered all of the information required by Rule 13a-15(e), and not just the information required in each Form 10-K and Form 10-Q, as applicable.

Response:

We confirm that the principal executive officer’s and the principal financial officer’s conclusions regarding the effectiveness as of June 30, 2008, September 30, 2008, and December 31, 2008 covered all of the information required by 13a-15(e), and not just the information required in each Form 10-K and Form 10-Q, as applicable.

If you require any additional information, kindly contact our United States legal counsel, Leslie Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ Claude Couty
Mr. Claude Couty
Chief Financial Officer